UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

Omar M. Asali
President and Chief Executive Officer
HRG Group, Inc.
450 Park Avenue, 29th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	SCHEDULE 13D	Page 1 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HRG Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,339,752
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,339,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,339,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84763R101	SCHEDULE 13D	Page 2 of 5

Item 1. Security and Issuer.

This Amendment No. 15 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011, Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011, Amendment No. 4 to Schedule 13D filed by the undersigned on September 16, 2011, Amendment No. 5 to Schedule 13D filed by the undersigned on December 13, 2011, Amendment No. 6 to Schedule 13D filed by the undersigned on January 20, 2012, Amendment No. 7 to Schedule 13D filed by the undersigned on February 9, 2012, Amendment No. 8 to Schedule 13D filed by the undersigned on March 14, 2012, Amendment No. 9 to Schedule 13D filed by the undersigned on April 5, 2012, Amendment No. 10 to Schedule 13D filed by the undersigned on October 26, 2012, Amendment No. 11 to Schedule 13D filed by the undersigned on March 21, 2013, Amendment No. 12 to Schedule 13D filed by the undersigned on June 7, 2013, Amendment No. 13 to Schedule 13D filed by the undersigned on December 3, 2014 and Amendment No. 14 to Schedule 13D filed by the undersigned on May 27, 2015 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares” or “Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3001 Deming Way, Middleton, Wisconsin 53562.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is being filed by HRG Group, Inc. (formerly, Harbinger Group Inc.), a Delaware corporation (“HRG” or the “Reporting Person”). The Shares reported in this Schedule 13D are beneficially owned by HRG. Certain of the Shares reported herein are held in the name of HGI Funding, LLC (“HGI Funding”), a Delaware limited liability company and a direct wholly-owned subsidiary of HRG, and one or more other subsidiaries of HRG (the Reporting Person, HGI Funding and such other subsidiaries, the “HRG Entities”). The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HRG is listed on Schedule A hereto under the heading “HRG Executive Officers and Directors” (the “Controlling Persons”, and together with the Reporting Person, the “HRG Persons”). HRG is a holding company with its principal business address located at 450 Park Avenue, 29th Floor, New York, NY 10022.

(d) None of the HRG Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the HRG Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 84763R101	SCHEDULE 13D	Page 3 of 5

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

“As previously reported by HRG in its public filing, on November 17, 2016, HRG announced that its Board of Directors has initiated a process to explore the strategic alternatives available to HRG with a view to maximizing shareholder value. As part of this process, HRG expects to discuss and may make proposals to one or more of the Issuer, its management, its board of directors, its stockholders and other persons, including discussions and proposals regarding a merger or a sale and/or a business combination of HRG and the Issuer. HRG has not set a definitive schedule to complete its review of strategic alternatives and does not intend to provide any further updates until such time as it determines in its sole discretion, as required by law and/or it has entered into definitive documentation with respect to any strategic transaction. There can be no assurance that this process will result in a transaction, or if a transaction is undertaken, as to its terms or timing. Without limiting the foregoing, depending upon a variety of factors, the Reporting Person may from time to time and at any time, in its sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of its Shares, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in Items 4(a)-(j) of Schedule 13D. Also, see disclosure under Item 6 hereof, which is incorporated in this Item 4 by reference.”

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 59,410,438 Shares stated to be outstanding as of November 14, 2016 by the Issuer in its Annual Report on Form 10-K for fiscal year ended September 30, 2016 filed with the SEC on November 17, 2016. Mr. Asali separately owns Shares directly on his own behalf, which are not reported herein, and as a result of his employment arrangements with HRG he may be deemed to be a member of a “group” with the HRG Entities for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the Shares owned by the HRG Entities. Each such person (including the Reporting Person and Mr. Asali) specifically disclaims beneficial ownership in the Shares reported herein or otherwise owned except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.”

(a, b) As of the date hereof, HRG may be deemed to be the beneficial owner of 34,339,752 shares of Issuer common stock, constituting 57.8% of the outstanding shares of Issuer common stock.

HRG has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 34,339,752 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 34,339,752 shares of Issuer common stock.

(c) The Reporting Persons have not effected any transaction in the Shares during the past 60 days.

CUSIP No. 84763R101	SCHEDULE 13D	Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following as the last paragraph:

“As reported previously by HRG in its public filings, in connection with the sale of HRG’s interest in Compass Production Partners, LP (“Compass”) in August 2016 to a third party, Compass’ credit agreement was amended to remove any obligation of the HRG Entities under such agreement and to terminate HGI Funding’s limited guaranty of Compass’ borrowings under Compass’ credit agreement. On January 13, 2017, a wholly-owned subsidiary of HGI Funding LLC entered into a financing arrangement pursuant to which such entity pledged its Shares. The HRG Entities have entered, and in the future may enter, into one or more financing arrangements pursuant to which the HRG Entities have, and may in the future, pledge all or a portion of the Shares owned by the HRG Entities.”

Item 7. Material to be Filed as Exhibits.

No material change.

CUSIP No. 84763R101	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HRG GROUP, INC.

By:	/s/ Ehsan Zargar
Name: Ehsan Zargar
Title: Senior Vice President, General Counsel & Corporate Secretary

January 17, 2017

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).

Schedule A

HRG Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Omar M. Asali	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director, President and Chief Executive Officer
Joseph S. Steinberg	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director & Chairman of the Board of HRG
George Nicholson	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Senior Vice President and Acting Chief Financial Officer
David M. Maura	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Curtis Glovier	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Frank Ianna	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Gerald Luterman	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Andrew McKnight	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Andrew Whittaker	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director